Exhibit 99.1

JinkoSolar Announces First Quarter 2015 Financial Results

SHANGHAI, China, May 28, 2015 - JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the PV industry, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•	Total solar product shipments to the third parties amounted to 789.2 megawatts (“MW”), consisting of 703.5 MW of solar modules, 53.3 MW of silicon wafers and 32.4 MW of solar cells. This represents a decrease of 5.8% from 838.2 MW in the fourth quarter of 2014 and an increase of 35.8% from 581.2 MW in the first quarter of 2014. Total solar module shipments were 753.8 MW, which includes 50.3 MW earmarked for use in the Company’s downstream projects.
•	As of March 31, 2015, the Company had completed 617 MW worth of solar projects.
•	Total revenues were RMB2.7 billion (US$443.5 million), representing a decrease of 7.5% from the fourth quarter of 2014 and an increase of 36.5% from the first quarter of 2014.
•	Revenue generated from downstream solar power projects were RMB102.1 million (US$16.5 million), representing an increase of 26.9% from the fourth quarter of 2014 and an increase of 111.1% from the first quarter of 2014. Downstream solar power projects generated 115.27 GWh, a 25.3% increase from the fourth quarter of 2014 and an increase of 149.1% from the first quarter of 2014.
•	Gross margin was 20.3%, compared with 22.8% in the fourth quarter of 2014 and 24.0% in the first quarter of 2014.
•	Income from operations was RMB230.0 million (US$37.1 million), compared with income from operations of RMB236.6 million in the fourth quarter of 2014 and income from operations of RMB203.5 million in the first quarter of 2014.
•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB51.0 million (US$8.2 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB244.7 million in the fourth quarter of 2014 and net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB9.5 million in the first quarter of 2014.
•	Diluted earnings per American depositary share (“ADS”) was RMB1.60 (US$0.24), compared with diluted earnings per ADS of RMB3.12 in the fourth quarter of 2014 and diluted loss per ADS of RMB1.20 in the first quarter of 2014.

•	Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the first quarter of 2015 was RMB171.2 million (US$27.6 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB237.1 million in the fourth quarter of 2014 and non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB43.7 million in the first quarter of 2014.
•	Non-GAAP basic and diluted earnings per ADS were RMB5.52 (US$0.88) and RMB5.36 (US$0.88), respectively, in the first quarter of 2015.

Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer commented, “We had another strong quarter with solid growth as we further solidified our leading position in the global solar industry. Total revenues during the first quarter of 2015 reached US$443 million, representing an increase of 36.5% over the same period in 2014. Module shipments to third parties reached 703.5 MW, exceeding the high end of our guidance of 600 MW. As our solar project capacity and pipeline continue to grow and our Malaysia facility begins operations, I am optimistic about new opportunities for the rest of the year.”

“Our Malaysia facility commenced operations on May 26, 2015 with the strong support of the local government as part of our globalized manufacturing strategy. The facility has capacity of 500 MW of cells and 450 MW of modules and is already fully reserved. We expect that our Malaysia facility will be highly cost-competitive. As we increase production capacity, we expect the facility to help drive strong overall gross margins for the rest of the year.”

“Solar power output during the first quarter reached 115 GWh with revenues reaching RMB102 million, representing an increase of 26.9% from the fourth quarter of 2014. We expect to generate 190 GWh to 200 GWh of power in the second quarter of 2015. With our project capacity continuing to grow, we expect to see this high-margin business will contribute more meaningfully to our net profits and total revenues.”

“We connected 114 MW of solar projects to the grid during the quarter, bringing the total capacity of connected projects to 617 MW. With another 370 MW currently under construction, we are on track to connect 600 MW to 800 MW for the year. To support our fast-growing power generation business, we have expanded our project financing capabilities with new strategic financing agreements with China Minsheng Bank and China Development Bank Leasing,”

“Our geographic presence continued to grow thanks to strong brand recognition and deep relationships with global partners. We continued to make progress in the U.S. and new emerging markets such as Chile and Brazil. We also significantly increased our market share and shipments to Japan and the UK, where customers ended their fiscal year during the first quarter. We expect to see strong demand from the Chinese market since next quarter where we remain a market leader. By managing our resources efficiently, we are strengthening our position as a leading solar product supplier for key solar markets.”

“On the technology front, we are focused on increasing the efficiency and output of our mainstream high-efficiency products while we continue to develop high-efficiency black silicon technology and improve our double-glass modules. Non-silicon costs remained flat despite the impact of Chinese New Year and a stronger RMB exchange rate against the US dollar. We are confident that we will maintain our position as the industry cost leader.”

“With a new production facility, strong support from leading financial institutions, and a downstream business rapidly gaining momentum, I am confident that 2015 will be another strong year for JinkoSolar. We will continue to invest in our business in order to increase shareholder value and leverage our momentum for the remainder of the entire year.”

First Quarter 2015 Financial Results

Total Revenues

Total revenues in the first quarter of 2015 were RMB2.7 billion (US$443.5 million), representing a decrease of 7.5% from RMB3.0 billion in the fourth quarter of 2014 and an increase of 36.5% from RMB2.0 billion in the first quarter of 2014. The sequential decrease in revenues was primarily attributable to a decrease in shipments of solar modules primarily as a result of seasonality and slightly decreasing ASPs due to the depreciation of the Euro and Japanese Yen against the RMB. The year-over-year increase in total revenues was mainly attributable to the increases in shipments of solar modules and electricity revenues from solar projects.

During the first quarter of 2015, revenues from downstream solar power projects were RMB102.1 million (US$16.5 million), an increase of 26.9% from the fourth quarter of 2014 and an increase of 111.1% from the first quarter of 2014, of which includes the electricity revenue of RMB99.4 million (US$16.0 million). The increase in solar power project revenues was primarily due to the increase in number and capacity of the Company’s solar projects. Gross profit for solar power project revenues was RMB43.7 million (US$7.1 million) during the first quarter of 2015, representing a gross margin of 42.8%.

The Company has entered into certain sales contracts with retainage terms (the "Retainage Contracts") since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for the specified period which generally ranges from one year to two years (the "Retainage Period"). The Company does not recognize such retainage until the customers pay it after the Retainage Period expires. The total amounts of retainage under the Retainage Contracts that were not recognized as revenue were RMB7.7 million (US$1.2 million) and RMB2.4 million for the first quarter of 2015 and the fourth quarter of 2014, respectively. During the first quarter of 2015, the Company received retainage payment of RMB0.5 million and recognized it as revenue. As of March 31, 2015, the cumulative amount of retainage that had not yet been recognized as revenue was RMB201.6 million (US$32.5 million).

Gross Profit and Gross Margin

Gross profit in the first quarter of 2015 was RMB558.5 million (US$90.1 million), compared with a gross profit of RMB678.2 million in the fourth quarter of 2014 and a gross profit of RMB483.1 million in the first quarter of 2014.

Gross margin was 20.3% in the first quarter of 2015 compared with 22.8% in the fourth quarter of 2014 and 24.0% in the first quarter of 2014. In-house gross margin, which relates to the Company’s in-house silicon wafer, solar cell and solar module production, was 24.1% in the first quarter of 2015, compared with 24.3% in the fourth quarter of 2014 and 26.6% in the first quarter of 2014. The sequential and year-over-year decreases were mainly due to a slight decrease in ASPs.

Income from Operations and Operating Margin

Income from operations in the first quarter of 2015 was RMB230.0 million (US$37.1 million), compared with income from operations of RMB236.6 million in the fourth quarter of 2014 and income from operations of RMB203.5 million in the first quarter of 2014. Operating margin in the first quarter of 2015 was 8.4%, compared with 8.0% in the fourth quarter of 2014 and 10.1% in the first quarter of 2014.

Total operating expenses in the first quarter of 2015 were RMB328.5 million (US$53.0 million), a decrease of 25.6% from RMB441.5 million in the fourth quarter of 2014 and an increase of 17.5% from RMB279.7 million in the first quarter of 2014. The sequential decrease in operating expenses was mainly due to a decrease in shipping and warranty costs, and the decrease in bad debt expense. The year-over-year increase in operating expenses was mainly due to the increase in shipping and warranty costs and the increase in the stock-based compensation expenses.

Total operating expenses excluding non-cash charges, including stock-based compensation, changes in allowance for doubtful accounts, the impairment and loss from the disposal of obsolete fixed assets, were RMB344.8 million (US$55.6 million), compared to RMB388.7 million in the fourth quarter of 2014 and RMB255.8 million in the first quarter of 2014.

Total operating expenses excluding non-cash charges as a percentage of total net revenues was 12.5% in the first quarter of 2015, compared to 13.1% in the fourth quarter of 2014 and 12.7% in the first quarter of 2014.

Interest Expense, Net

Net interest expense in the first quarter of 2015 was RMB62.9 million (US$10.2 million), a decrease of 23.3% from RMB82.1 million in the fourth quarter of 2014 and an increase of 3.2% from RMB61.0 million in the first quarter of 2014. The decrease was primarily due to the interest capitalized for the solar project assets under construction in the first quarter of 2015. In addition, the interest rate of the bank borrowings decreased slightly in the first quarter of 2015.

Exchange loss

The Company recorded an exchange loss of RMB26.9 million (US$4.3 million) in the first quarter of 2015, which was primarily due to the gain in fair value change of forward contracts of RMB56.6 million (US$9.1 million) offset by foreign currency exchange loss of RMB83.5 million (US$13.5 million). The Company had a net exchange loss of RMB6.8 million in the fourth quarter of 2014 and RMB137.4 million in the first quarter of 2014.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes of RMB61.3 million (US$9.9 million) which was offset by a gain from a change in fair value of capped call options of RMB31.7 million (US$5.1 million). Loss from change in fair value of convertible senior notes was primarily due to the increase in price of the Company’s stock during the first quarter of 2015.

Equity in income of affiliated companies

The Company recognized equity income from affiliated companies of RMB1.1 million (US$0.2 million) in the first quarter of 2015 as a result of its share of profits for solar projects held by affiliated companies.

Income Tax Expense / (Benefit), net

The Company incurred income tax expense of RMB19.9 million (US$3.2 million) in the first quarter of 2015, compared with income tax benefit of RMB9.4 million in the fourth quarter of 2014 mainly due to the reversal of a valuation allowance as the Company expected to utilize deferred tax assets in the future, and income tax expense of RMB8.0 million during the first quarter of 2014.

Net Income and Earnings/ per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the first quarter of 2015 was RMB51.0 million (US$8.2 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB244.7 million in the fourth quarter of 2014 and net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB9.5 million in the first quarter of 2014.

Basic earnings per share was RMB0.41 (US$0.07) and diluted earnings per share was RMB0.40 (US$0.06) in the first quarter of 2015, equivalent to basic and diluted earnings per ADS of RMB1.64 (US$0.28) and RMB1.60 (US$0.24), respectively.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the first quarter of 2015 was RMB171.2 million (US$27.6 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB237.1 million in the fourth quarter of 2014 and non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB43.7 million in the first quarter of 2014.

Non-GAAP basic and diluted earnings per share in the first quarter of 2015 were RMB1.38 (US$0.22) and RMB1.34 (US$0.22), respectively, equivalent to non-GAAP basic and diluted earnings per ADS of RMB5.52 (US$0.88) and RMB5.36 (US$0.88), respectively, in the first quarter of 2015.

Financial Position

As of March 31, 2015, the Company had RMB1.7 billion (US$282.0 million) in cash and cash equivalents and restricted cash, compared with RMB2.3 billion of cash and cash equivalents and restricted cash as of December 31, 2014.

As of March 31, 2015, total short-term bank borrowings, including the current portion of long-term bank borrowings, was RMB3.0 billion (US$483.0 million), compared with RMB2.6 billion as of December 31, 2014, and total long-term borrowings was RMB1.1 billion (US$180.6 million), compared with RMB956.5 million as of December 31, 2014.

As of March 31, 2015, the Company’s working capital was negative RMB1.2 billion (US$195.9 million), compared with negative RMB116.0 million as of December 31, 2014, which was primarily due to the significant investment in downstream solar power projects and the reclassification of bonds payable of RMB800 million (US$129.1 million) to current liability in the first quarter of 2015.

First Quarter 2015 Operational Highlights

Solar Product Shipments

Total solar product shipments to the third parties in the first quarter of 2015 were 789.2 MW, consisting of 703.5 MW of solar modules, 53.3 MW of silicon wafers and 32.4 MW of solar cells. In comparison, total shipments for the fourth quarter of 2014 were 838.2 MW, consisting of 739.2 MW of solar modules, 53.1 MW of silicon wafers and 45.9 MW of solar cells, and total solar product shipments in the first quarter of 2014 were 581.2 MW, consisting of 455.1 MW of solar modules, 92.1 MW of silicon wafers and 34.0 MW of solar cells.

Solar Project Capacity

As of March 31, 2015, the Company has connected 617 MW of solar projects to the grid.

Solar Products Production Capacity

As of March 31, 2015, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 3.0 GW, 2.0 GW and 3.5 GW, respectively.

Recent Business Developments

●	In March 2015, JinkoSolar entered into a five-year RMB3 billion strategic financing agreement with China Minsheng Banking Corp., Ltd. to strengthen the Company's leading position in the development of downstream solar projects and manufacturing capabilities.

●	In March 2015, JinkoSolar Power Co., Ltd., a subsidiary of the Company, signed a RMB320 million loan agreement with China Development Bank. The loan will be used for solar power projects in Henfeng County, Jiangxi Province, China.

●	In March 2015, JinkoSolar Power Co., Ltd. signed a strategic project development agreement with China Development Bank Leasing Limited.

●	In March 2015, JinkoSolar announced plans to build a solar cell and module manufacturing facility in Penang, Malaysia.

●	In March 2015, JinkoSolar announced that it will supply 75 MWdc of its PV modules to Swinerton Renewable Energy for the Red Horse 2 Wind and Solar project in Cochise, Arizona.

●	In March 2015, JinkoSolar signed a strategic collaboration agreement with DuPont (NYSE:DD), reflecting the companies' shared interest in the growth and adoption of efficient and reliable solar electricity.

●	In March 2015, JinkoSolar announced that it will supply 104 MW dc of PV panels for the Utah Red Hills Renewable Park project.

●	In April 2015, JinkoSolar supplied approximately 3 MW of PV modules to Embotelladora de Sula S.A. ("EMSULA") for Honduras' largest rooftop solar system, which is also the largest PV rooftop project in Central America.

●	In May 2015, JinkoSolar signed a strategy cooperation agreement for the supply of 1 GW of PV modules with China Minsheng New Energy.

●	In May 2015, JinkoSolar announced that it will supply 50 MW of PV panels to Tegnatia, one of Turkey's leading renewable energy developers.

Operations and Business Outlook

Second Quarter and Full Year 2015 Guidance

For the second quarter of 2015, the Company estimates total solar module shipments to be in the range of 850 MW to 950 MW, which includes 750 MW to 800 MW module shipments to third parties and 100 MW to 150 MW for its own downstream projects. Revenues will not be recognized for the modules shipped to its own downstream projects as required by U.S. GAAP.

For the full year 2015, the Company estimates total solar module shipments to be in the range of 3.3 GW and 3.8 GW which includes 2.7 GW to 3.0 GW module shipments to third parties. The Company expects to grid-connect solar power projects with a total capacity of 600 MW – 800 MW in 2015.

Conference Call Information

JinkoSolar's management will host an earnings conference call on May 28, 2015 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, June 4, 2014. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	1185898

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar is a global leader in the solar industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo and Osaka; Japan and Cape town, South Africa; Santiago, Chile.

JinkoSolar has built a vertically integrated solar product value chain, with an annual capacity of 2.5 GW for silicon ingots and wafers, 2 GW for solar cells and 3.2 GW for solar modules, as of December 31, 2014. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, Eastern Europe, China, India, Japan, South Africa, South America and other countries and regions.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income , non-GAAP earnings Per Share, non-GAAP earnings per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options, and accretion to redemption value of redeemable non-controlling interest:

●	Non-GAAP net income is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, exchange gain/(loss) on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests; and

●	Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2015, which was RMB6.199 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB	RMB	RMB	USD
Revenues from third parties	2,013,651	2,971,253	2,749,237	443,497

Total revenues	2,013,651	2,971,253	2,749,237	443,497

Cost of revenues	(1,530,515)	(2,293,087)	(2,190,715)	(353,398)

Gross profit	483,136	678,166	558,522	90,099

Operating expenses:
Selling and marketing	(155,438)	(253,978)	(214,229)	(34,559)
General and administrative	(101,661)	(144,241)	(89,363)	(14,416)
Research and development	(22,067)	(37,619)	(24,924)	(4,021)
Impairment of long lived assets	(515)	(5,702)	-	-
Total operating expenses	(279,681)	(441,540)	(328,516)	(52,996)

Income from operations	203,455	236,626	230,006	37,103
Interest expenses, net	(60,986)	(82,102)	(62,938)	(10,153)
Convertible senior notes issuance costs	(26,053)	-	-	-
Subsidy income	2,557	42,284	1,041	168
Exchange gain/(loss)	(23,023)	(45,351)	(83,517)	(13,473)
Other income	32	99	8	1
Change in fair value of forward contracts	(114,395)	38,555	56,652	9,139
Change in fair value of convertible senior notes and capped call options	26,686	80,179	(29,616)	(4,778)
Income before income taxes	8,273	270,290	111,636	18,007
Income tax (expense)/benefit	(7,952)	9,405	(19,890)	(3,209)
Equity in income of affiliated companies	10,245	2,141	1,075	173
Net income	10,566	281,836	92,821	14,971
Less: Net income attributable to non-controlling interests	1,031	15	578	93
Less: Accretion to redemption value of redeemable non-controlling interests	-	37,107	41,271	6,658
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	9,535	244,714	50,972	8,220
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.08	1.97	0.41	0.07
Diluted	(0.30)	0.78	0.40	0.06

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	0.32	7.88	1.64	0.28
Diluted	(1.20)	3.12	1.60	0.24

Weighted average ordinary shares outstanding:
Basic	119,512,317	124,271,181	124,300,320	124,300,320
Diluted	133,958,649	155,066,407	127,320,264	127,320,264

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

Net income	10,566	281,836	92,821	14,971
Other comprehensive (loss)/income:
-Unrealized gain/(loss) on available-for-sale securities, net	1,948	(540)	968	156
-Foreign currency translation adjustments	(3,936)	2,613	3,801	613
Comprehensive income	8,578	283,909	97,590	15,740
Less: comprehensive income attributable to non-controlling interest	1,031	15	578	93
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	7,547	283,894	97,012	15,647

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	9,535	244,714	50,972	8,223

Convertible senior notes issuance costs	26,053	-	-	-

Change in fair value of convertible senior notes and capped call options	(26,686)	(80,179)	29,616	4,778

4% of interest expense of convertible senior notes	14,542	16,779	16,757	2,703

Exchange loss/(gain) on convertible senior notes and capped call options	13,871	(8,557)	5,728	924

Option Expense	6,429	27,231	26,848	4,331

Accretion to redemption value of redeemable non-controlling interests	0	37,107	41,271	6,658

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	43,744	237,095	171,192	27,617

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	0.37	1.91	1.38	0.22
Diluted	0.33	1.53	1.34	0.22

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	1.48	7.64	5.52	0.88
Diluted	1.32	6.12	5.36	0.88

Non-GAAP weighted average ordinary shares outstanding
Basic	119,512,317	124,271,181	124,300,320	124,300,320
Diluted	133,958,649	154,547,749	127,320,264	127,320,264

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2014	March 31, 2015
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,777,021	1,169,787	188,706
Restricted cash	517,055	578,199	93,273
Restricted short-term investments	1,599,302	1,608,444	259,468
Short-term investments	112,000	8,316	1,342
Accounts receivable, net - related parties	174,534	164,528	26,541
Accounts receivable, net - third parties	3,118,303	3,261,478	526,130
Notes receivable, net - third parties	72,881	133,642	21,559
Advances to suppliers, net - related parties	1,184	200	32
Advances to suppliers, net - third parties	80,922	157,447	25,399
Inventories, net	1,891,148	1,951,389	314,791
Forward contract receivables	47,713	37,037	5,975
Deferred tax assets - current	77,562	77,562	12,512
Other receivables - related parties	163	325	52
Available-for-sale investment	20,876	19,630	3,167
Prepayments and other current assets	916,656	825,909	133,233

Total current assets	10,407,320	9,993,893	1,612,180

Non-current assets:
Restricted cash	142,737	192,071	30,984
Project Assets	4,353,070	4,651,011	750,284
Long-term investments	103,118	104,193	16,808
Property, plant and equipment, net	3,101,795	3,189,862	514,577
Land use rights, net	371,932	370,199	59,719
Intangible assets, net	9,964	12,064	1,946
Deferred tax assets - no current	102,124	102,124	16,474
Capped call options	21,098	52,809	8,519
Other assets	474,478	663,853	107,090

Total non-current assets:	8,680,316	9,338,186	1,506,401

Total assets	19,087,636	19,332,079	3,118,581

LIABILITIES
Current liabilities:
Accounts payable - related parties	1,479	595	96
Accounts payable - third parties	3,147,732	2,852,290	460,121
Notes payable - third party	2,452,444	2,455,956	396,186
Accrued payroll and welfare expenses	312,431	314,236	50,691
Advances from customers	423,089	276,222	44,559
Income tax payable	75,789	128,267	20,692
Other payables and accruals	1,392,144	1,331,833	214,846
Other payables due to a related party	7,577	4,612	744
Forward contract payables	30,901	31,574	5,093
Deferred tax liabilities - current	6,187	6,187	998
Bonds payable and accrued interests	66,726	812,786	131,116
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,606,866	2,993,833	482,954

Total current liabilities	10,523,365	11,208,391	1,808,096

Non-current liabilities:
Long-term borrowings	956,500	1,119,500	180,594
Long-term payables	66,906	75,871	12,239
Bond payables	800,000	-	-
Accrued warranty costs – non-current	229,489	224,607	36,233
Convertible senior notes	1,540,399	1,607,442	259,307
Deferred tax liability non-current	2,573	2,573	415

Total non-current liabilities	3,595,867	3,029,993	488,788

Total liabilities	14,119,232	14,238,384	2,296,884

Redeemable non-controlling interests	1,435,585	1,476,856	238,241

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 124,292,030 and 124,384,630 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively)	18	18	3
Additional paid-in capital	2,794,025	2,821,727	455,191
Statutory reserves	251,905	251,823	40,623
Accumulated other comprehensive income	11,874	16,643	2,685
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2014 and March 31, 2015, respectively	(13,876)	(13,876)	(2,238)
Accumulated retained earnings	463,151	514,205	82,950

Total JinkoSolar Holding Co., Ltd. shareholders' equity	3,507,097	3,590,540	579,214

Non-controlling interests	25,722	26,299	4,242

Total liabilities and shareholders' equity	19,087,636	19,332,079	3,118,581